PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50796

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ____12/31/2022____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PARETO SECURITIES INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E.52ND STREET, 29FL

(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANTONELLA SPAVENTA	212-829-4200	ANTONELLA.SPAVENTA@PARETOSEC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RGNC&S Certified Public Accountants, PLLC

(Name – if individual, state last, first, middle name)

97 Froehlich Farm Blvd	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

02/23/2010	**5028**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antonella Spaventa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pareto Securities Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 20_25_

Signature:

Title:

CEO & CCO

Lori Alessi

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA
_____

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Pareto Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pareto Securities, Inc. (the "Company") as of December 31, 2022, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Pareto Securities, Inc. as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as Pareto Securities, Inc.'s auditors since 2016

Woodbury, New York
February 28, 2023


PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022


ASSETS

Cash and cash equivalents	$	6,334,907
Due from brokers		216,708
Receivable from affiliates		618,735
Furniture, equipment and improvements, net		38,413
Prepaid taxes		1,024,323
Deferred tax assets		474,308
Security deposits		354,435
Right of use assets - operating leases		1,310,103
Right of use assets - finance lease		71,552
Other assets		92,614
TOTAL ASSETS	$	10,536,098

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and other liabilities	$	606,715
Operating lease liabilities		1,419,894
Finance lease liabilities		72,077
TOTAL LIABILITIES		2,098,686
Liabilities subordinated to claims of general creditors		3,918,000
Stockholder's Equity:		
Common stock, par value $1 per share; 500,000 shares authorized; 360,000 shares issued and outstanding		360,000
Additional paid-in capital		4,044,054
Retained earnings		115,358
TOTAL STOCKHOLDER'S EQUITY		4,519,412
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	10,536,098


The accompanying notes are an integral part of this statement of financial condition.


NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Pareto Securities Inc. (F/K/A   Nordic Partners, Inc.) (the "Company") was incorporated in October 1997. On June 12, 2009, Pareto Securities AS (the "Stockholder") acquired all the shares of common stock in Nordic Partners, Inc. and changed the Company's name to Pareto Securities, Inc. The Company was registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") in November 1998 and operates as a broker/dealer registered with the U.S. Securities and Exchange Commission (the "SEC").

The business of the Company consists of the purchase and sale of publicly and privately traded Swedish, Finnish, and Norwegian corporate equity and debt securities for U.S. institutional customers. The Company has SEC Rule 15a-6 business agreements in place with Pareto Securities AS in Oslo, Norway, Pareto Securities AB, Stockholm Sweden, Pareto Securities Ltd, London, Pareto Securities Pte Ltd, Singapore and Pareto Securities AG, Switzerland. They are unregistered foreign broker-dealers who are not members of SIPC.

The Company has clearing agreements with all its clearing agents. Domestic security transactions are cleared and carried through a U.S. clearing agent on a fully-disclosed basis. The U.S. clearing agent also performs record keeping functions and consequently, the Company operates under the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3. The Company clears all foreign security transactions through its foreign clearing agents on an RVP/DVP basis. The Company does not hold customer funds or securities.

Basis of presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940.

Use of estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Allowance for credit losses

In June 2016, the Financial Accounting Standards Board ("FASB") issues Accounting Standards Update ("ASU") No.2016-13, "Financial Instruments – Credit Losses" ("ASC Topic 326") Measurement of Credit Losses on Financial Instruments. ASC Topic 326 significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Allowance for credit losses (continued)</u>
Current U.S. GAAP guidance adheres to an incurred loss model for recognizing credit losses and delays the recognition until it is probable that a loss has been incurred. ASC Topic 326 introduces an approach based in current expected losses to estimate credit losses on certain types of financial instruments (e.g., accounts receivables, contract assets, lease receivables, financial guarantees, loans and loan commitments, held-to-maturity (HTM) debt securities, etc.). management will be required to consider forward-looking information in its determination of an allowance of credit losses (ACL). ASU No. 2016-13 is effective for years beginning after December 15, 2021 (i.e., calendar periods beginning on January 1, 2022). Management does not believe that an allowance is required as of December 31, 2022.

<u>Furniture, equipment, and improvements</u>
Furniture, equipment, and improvements are stated at cost. Depreciation provided on a straight-line basis over estimated useful lives of three to fifteen years.   Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

<u>Leases</u>
The Company recognizes and measures its leases in accordance with ASC Topic 842, Leases. The Company is a lessee in noncancelable operating leases, for office space, and a financing lease for equipment. The lease liabilities are initially and subsequently recognized based on the present value of its future lease payments.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The right of use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents
For the purposes of the statement of cash flows, the Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes
The Company accounts for income taxes pursuant to the asset and liability method, which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax basis of assets and liabilities, that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period in deferred tax assets and liabilities.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained upon examination by the applicable tax authority, based on the technical merits of the tax position.

The Company has determined that there are no material uncertain tax positions which require adjustments or disclosure on the financial statement. The Company remains subject to tax examinations for all periods subsequent to 2019.

Fair value measurement
The Company follows FASB guidance with respect to fair value measurement. This guidance provides a framework for measuring fair value under U.S. GAAP, for all financial assets and liabilities measured at fair value on a recurring basis.

NOTE 2   RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Stockholder and its Stockholder's subsidiaries in the normal course of business. Included in the financial statement is the following transaction with the Stockholder as of and for the year ended December 31, 2022:

Subordinated loans (Note 4) $ 3,918,000

The Company bears foreign currency risk on fee income derived from the Stockholder and the Stockholder's subsidiaries.

NOTE 3   401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan"), with a 100% employer match, covering all eligible employees, as defined.

NOTE 4   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2022, the Company has subordinated loans with its Stockholder as follows:

Amount	Interest Rate	Date of Original Subordination Agreement	Date Due
$ 850,000	5%	November 24, 1998	December 31, 2024
850,000	5%	November 24, 1998	December 31, 2024
850,000	5%	December 31, 1998	December 31, 2024
800,000	5%	August 28, 2001	December 31, 2024
568,000	5%	November 1, 2004	December 31, 2024
$ 3,918,000			

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 5). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2022, the Company has net capital of $5,832,142, which was $5,582,142 in excess of its required net capital of $250,000.

NOTE 6   EXEMPTION FROM RULE 15c3-3

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraphs (k)(2): (i) and (ii) of the Rule. Accordingly, there are no items to report under the requirements of this Rule.

NOTE 7   LEASE COMMITMENTS

The Company have several obligations as a lessee for office space, and equipment with initial non-cancellable terms in excess of one year. The Company classified all its office space leases as operating, and equipment lease as financing leases respectively. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. As of December 31, 2022, the Company is not reasonably certain it will be exercising any available options to renew any of its operating or financing lease agreements.

The Company is leasing premises at 150 East 52nd Street in New York City under an operating lease agreement that expires on August 31, 2026. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses.

In 2021, the Company extended the lease agreement for office space at 8 Greenway Plaza, Houston, Texas which now expires on September 30, 2024.

The annual lease costs of the Company's operating leases were as follows:
Office Lease New York: $382,574; Office Lease Texas: $56,837.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2022 are as follows:

Years Ending December 31	150 E 52nd St. New York, NY	Eight Greenway Plaza Houston, TX	Total
2023	$ 412,815	$ 33,476	$ 446,291
2024	412,815	25,650	438,465
2025	412,815		412,815
2026	275,210		275,210
Less Imputed Interest	(152,670)	(217)	(152,887)
Lease Liability	$ 1,360,985	$ 58,909	$ 1,419,894

Maturities of lease liabilities under a finance lease as of December 31, 2022 are as follows:

Years Ending December 31	Konica Equipment
2023	$ 18,341
2024	18,341
2025	18,341
2026	18,341
Less Imputed Interest	(1,287)
Lease Liability	$ 72,077

NOTE 8   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, AND CONCENTRATION OF CREDIT RISK

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2022 or during the year then ended.

In the normal course of business, the Company's securities activities involve the execution, clearance, and settlement of various transactions with its clearing brokers (the principal clearing broker is the Stockholder). These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company is exposed to risk of loss on these securities transactions in the event the counter-party fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counter-party's obligations. All transactions that were carried out before December 31, 2022 pending settlement subsequently settled at transacted amounts.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. At December 31, 2022, the Company had a total of approximately $6,085,000 with one of these financial institutions in excess of the insured limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. The Company has not experienced any losses in such accounts.

NOTE 9   CONTINGENCIES

Pursuant to its clearance agreement, the Company introduces all of its U.S. securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all applicable U.S. customer account balances and positions are carried on the books of the clearing organization. The Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company.

NOTE 10   GUARANTEES

FASB ASC Topic 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

NOTE 10   GUARANTEES (continued)

The Company has issued no guarantees effective at December 31, 2022 or during the year then ended, except as described in Note 8 above.

NOTE 11   SUBSEQUENT EVENTS

No other events or transactions subsequent to December 31, 2022 through the date this financial statement was issued that would require recognition or disclosure in this financial statement.